Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
April 08, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-K for the Year Ended December 31, 2009
File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of March 29, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2009.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

We are currently reviewing your Form 10-K for fiscal year ended December 31, 2009.  In our effort to better understand the decisions you made in determining the accounting for certain of your repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, we ask that you provide us with information relating to those decisions and your disclosure.

With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements.  If you do, we ask that you:

▪	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.
▪	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.
▪	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.
▪	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

April 08, 2010
Re: Lincoln National Corp

▪
Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings.  To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

▪
Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

▪
Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries.  If you have any such concentrations, please discuss the reasons for them.

▪
Tell us whether you have changed your original accounting on any repurchase agreements during the last three years.  If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination.  Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years.  In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end.  Explain the causes and business reasons for significant variances among these amounts.

In addition, please tell us:

▪
Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10.  If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years.  Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

▪
Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860.  If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

▪
Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist.  If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet.  For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion.  We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

April 08, 2010
Re: Lincoln National Corp

As noted above, we seek to better understand the basis for your decisions and your disclosure.  Please provide us with a written response to these questions within ten business days from the date of this letter or tell us when you will respond.  Upon our review of your response to these questions, we may have additional comments that we will provide to you with any other comments we may have on your Form 10-K.

Response:

With regard to our repurchase agreements, we do not account for any of those agreements as sales for accounting purposes in our financial statements.

Selected information related to our securities pledged under reverse repurchase agreements (in millions) was as follows:

	Period	Quarterly	Quarterly
	End	Average	Maximum
	Carrying	Carrying	Carrying
	Value	Value	Value
12/31/09	$344	$344	$344
09/30/09	344	345	346
06/30/09	346	417	453
03/31/09	460	460	460
12/31/08	470	470	470
09/30/08	280	413	480
06/30/08	480	480	480
03/31/08	480	480	480
12/31/07	480	480	480
09/30/07	480	480	480
06/30/07	480	480	480
03/31/07	480	480	480

During 2008, the capital markets continued to experience high volatility that unfavorably affected equity market returns, interest rates, credit spreads and liquidity.  Due to these market conditions, the terms offered by our counterparties upon maturity of a reverse repurchase agreement for $200 million on September 17, 2008, was unfavorably affected; therefore, we did not immediately replace it with a similar instrument at maturity.  In June 2009, we pledged securities of $100 million for Federal Home Loan Bank of Indianapolis, which reduced our securities pledged under reverse repurchase agreements.  For additional information, please see “Payables for Collateral on Investments” in Note 5 of our 2009 Form 10-K.

We do not have any of the following:

•	Securities lending transactions that we account for as sales pursuant to the guidance in ASC 860-10;
•
Other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that we account for as sales pursuant to the guidance in ASC 860; and

April 08, 2010
Re: Lincoln National Corp

•	Financial assets and financial liabilities on our Consolidated Balance Sheets where a right of setoff – the general principle for offsetting – does not exist.

Finally, we have not accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales.

****

If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc:  Frederick J. Crawford, Executive Vice President & Chief Financial Officer